Exhibit 21.1

List of Subsidiaries

Direct Subsidiary of SANUWAVE Health, Inc.

1.	SANUWAVE, Inc., a Delaware corporation

Subsidiaries of SANUWAVE, Inc. — Indirect Subsidiaries of SANUWAVE Health, Inc.

2.	Sanuwave Services, LLC, a Delaware limited liability company

3.	HT Orthotripsy Management Company, LLC, a Delaware limited liability company

4.	Sanuwave I, LLC, a Delaware limited liability company

5.	Sanuwave Equipment, LLC, a Delaware limited liability company

6.	Sanuwave AG, a company organized under the laws of Switzerland

7.	Sanuwave Holding, AG, a company organized under the laws of Switzerland